Exhibit 21.1

Subsidiaries of GrubHub Inc. (f/k/a GrubHub Seamless Inc.)

Exact Name of Subsidiaries of Registrant as Specified in their Charter	State or Other Jurisdiction of Incorporation or Organization

Dotmenu, LLC	Delaware

GrubHub Holdings, Inc.	Delaware

Osmio Acquisition, LLC	Delaware

Seamless Europe, LTD	United Kingdom

Seamless Holdings Corporation	Delaware

Seamless North America, LLC	Delaware

Slick City Media, Inc.	New York

The Menu Marketing Group, LLC	Delaware